UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Modsys International. Ltd.

(formerly BluePhoenix Solutions, Ltd.)
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

M70378100
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 5,078,011 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 5,078,011 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,078,011		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.33% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,078,011 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P.

[3] Based on 17,925,672 Ordinary Shares outstanding as of August 10, 2015 as reported on the Company's Form 10-Q for the period ended June 30, 2015, filed on August 13, 2015.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 5,115,951 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 5,115,951 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,951		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.54% [3]		
14	TYPE OF REPORTING PERSON IA		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,115,951 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,925,672 Ordinary Shares outstanding as of August 10, 2015 as reported on the Company's Form 10-Q for the period ended June 30, 2015, filed on August 13, 2015.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 5,115,951 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 5,115,951 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,951		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.54% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,115,951 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,925,672 Ordinary Shares outstanding as of August 10, 2015 as reported on the Company's Form 10-Q for the period ended June 30, 2015, filed on August 13, 2015.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 5,115,951 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 5,115,951 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,951		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.54% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,115,951 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,925,672 Ordinary Shares outstanding as of August 10, 2015 as reported on the Company's Form 10-Q for the period ended June 30, 2015, filed on August 13, 2015.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 5,115,951 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 5,115,951 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,951		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.54% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,115,951 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,925,672 Ordinary Shares outstanding as of August 10, 2015 as reported on the Company's Form 10-Q for the period ended June 30, 2015, filed on August 13, 2015.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Partners Fund, Ltd. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,940 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 37,940 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,940		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 37,940 Ordinary Shares owned by Columbia Pacific Partners Fund, Ltd.

[3] Based on 17,925,672 Ordinary Shares outstanding as of August 10, 2015 as reported on the Company's Form 10-Q for the period ended June 30, 2015, filed on August 13, 2015.

EXPLANATORY NOTE

This Amendment No. 11 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013, December 17, 2014 and April 3, 2015 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 5.   **Interest in Securities of the Company**

The response set forth in Item 5(a) is hereby replaced in its entirety by the following:

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 5,115,951 Shares, which constitutes 28.54% of the 17,925,672 Shares outstanding as of August 10, 2015, as reported on the Company's Form 10-Q for the period ended June 30, 2015, filed on August 13, 2015.

The response set forth in Item 5(c) is hereby amended and supplemented as follows:

(c) The trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Opportunity Fund were all effected in unsolicited broker transactions in the open-market as set forth in Schedule A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2015   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
By: Columbia Pacific Advisors, LLC
             General Partner

          _/s/ Alexander B. Washburn_____
Name: Alexander B. Washburn
Title: Managing Member

          COLUMBIA PACIFIC ADVISORS, LLC

By: _/s/ Alexander B. Washburn_____
Name: Alexander B. Washburn
Title: Managing Member

          _/s/ Alexander B. Washburn_____
          ALEXANDER B. WASHBURN

          _/s/ Daniel R. Baty_____
          DANIEL R. BATY   (1)

          _/s/ Stanley L. Baty_____
          STANLEY L. BATY   (1)

COLUMBIA PACIFIC PARTNERS FUND, Ltd.
By: Columbia Pacific Advisors, LLC
             Investment Manager

          _/s/ Alexander B. Washburn_____
Name: Alexander B. Washburn
Title: Managing Member

SCHEDULE A

OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

Date	Fund	Transaction	Shares	Price
8/07/2015	Opportunity Fund	BUY	202	1.149
8/14/2015	Opportunity Fund	BUY	40,250	1.4978
8/17/2015	Opportunity Fund	BUY	37,700	1.5529
8/18/2015	Opportunity Fund	BUY	19,310	1.5502
8/24/2015	Opportunity Fund	BUY	654	1.35
9/2/2015	Opportunity Fund	BUY	200	1.52
9/8/2015	Opportunity Fund	BUY	17,800	1.55
9/10/2015	Opportunity Fund	BUY	200	1.60
9/14/2015	Opportunity Fund	BUY	400	1.60
9/15/2015	Opportunity Fund	BUY	53,302	1.6026
9/16/2015	Opportunity Fund	BUY	33,626	1.7507